Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DAVID C. BRYAN

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

WILLIAM T. ALLEN	ERIC S. ROBINSON
PETER C. CANELLOS	PATRICIA A. ROBINSON*
DAVID M. EINHORN	LEONARD M. ROSEN
THEODORE GEWERTZ	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	J. BRYAN WHITWORTH
PHILIP MINDLIN	AMY R. WOLF
ROBERT M. MORGENTHAU

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
MICHELE J. ALEXANDER	NANCY B. GREENBAUM
LOUIS J. BARASH	MAURA R. GROSSMAN
DIANNA CHEN	MARK A. KOENIG
ANDREW J.H. CHEUNG	J. AUSTIN LYONS
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394 Direct Fax: (212) 403-2394 E-Mail: DKLam@wlrk.com

October 23, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	AbbVie Inc.
Amendment No. 3 to Registration Statement on Form 10-12B
Filed September 26, 2012
File No. 001-35565

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), which is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 9, 2012, with respect to the filing referenced above.

This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form 10 (File No. 001-35565) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 4 marked to

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

October 23, 2012

indicate changes from the version of the Registration Statement filed on September 26, 2012 (“Amendment No. 3”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 4 (the “Information Statement”).

Certain Relationships and Related Person Transactions

Agreements with Abbott, page 129

1.                                    We note your response to prior comment 1. Since you intend to finalize all material changes to the agreements prior to effectiveness of this Form 10, please remove the statement “the terms of the agreements that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to AbbVie’s separation from Abbott.”

Response:  The Information Statement has been revised on page 133 in response to the Staff’s comment.

2.                                    We note your response to prior comment 2. It does not appear that the termination provisions of the information technology agreement or the patent license agreement have been included in your disclosure. Please amend your registration statement to incorporate these terms.

Response:  The Information Statement has been revised on pages 143—44 in response to the Staff’s comment.  The Company supplementally advises the Staff that it has removed references to the patent license agreement from the Information Statement and removed the form of patent license agreement from the exhibit list to the Registration Statement, because the Company will not be entering into a patent license agreement. Relevant terms will now be included in the separation and distribution agreement, which has been revised accordingly and filed as Exhibit 2.1 to the Form 10.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

October 23, 2012

3.                                    We note your response to prior comment 7. Each of the exhibits designated to be filed as Exhibits 10.1 through 10.12 are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please confirm that, after such agreements are finalized and executed, you will file copies of Exhibits 10.1 through 10.12 with the full and complete agreements, including any exhibits, schedules and appendices which are included in the respective agreements.

Response:  The Company will file copies of Exhibits 10.1 through 10.10 with the full and complete agreements, including any exhibits, schedules and appendices that are included in such agreements, after such agreements are finalized and executed.  As noted above, the Company will not be executing a patent license agreement, and, therefore, the form of patent license agreement will not be an exhibit to the Form 10.  In addition, as indicated in our response to the Staff’s comment 5 regarding Amendment No. 3, the finished goods supply agreements and the contract manufacturing agreements are not material to the Company and, accordingly, the Company will file the form of each of these agreements as Exhibits 10.11 and 10.12, respectively, to the Form 10, but will not be filing each individual agreement with related exhibits, schedules and appendices thereto.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:       Richard A. Gonzalez, Chairman of the Board and Chief Executive Officer (AbbVie Inc.)

Laura J. Schumacher, EVP, General Counsel and Secretary (Abbott Laboratories)